For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces First Quarter Results Slightly Above Guidance
– Company Reconfirms EPS Guidance for 2007 Fiscal Year –
– Accelerates Capital Spending to Support Projected Sales Growth –

Montréal, Wednesday, January 31, 2007 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its first quarter ended December 31, 2006 and updated its earnings and capital expenditure guidance for fiscal year 2007.

First Quarter Sales and Earnings

Gildan reported first quarter net earnings of U.S. $15.6 million and diluted EPS of U.S. $0.26, after recording charges in the quarter related to the previously announced restructuring of the Company's Canadian manufacturing facilities totaling U.S. $1.4 million after-tax or U.S. $0.02 per share. Before reflecting the restructuring charges, adjusted net earnings and adjusted diluted EPS for the first quarter of fiscal 2007 amounted to U.S. $17.0 million or U.S. $0.28 per share, up respectively 4.9% and 3.7% from net earnings of U.S. $16.2 million and diluted EPS of U.S. $0.27 in the first quarter of fiscal 2006, and U.S. $0.01 per share higher than the earnings guidance provided by the Company. Compared to last year, continuing strong growth in unit sales volumes, a higher-valued product-mix for activewear and favourable manufacturing efficiencies were essentially offset by lower unit selling prices for activewear, higher cotton costs and increased selling, general and administrative and depreciation expenses. The impact of the Kentucky Derby Hosiery acquisition on the Company's results in the first quarter was accretive by U.S. $0.01 per share.

Sales in the first quarter amounted to U.S. $185.8 million, up 54.4% from U.S. $120.3 million in the first quarter of last year. The increase in sales revenues was due to U.S. $42.6 million of sock sales resulting from the acquisition of Kentucky Derby Hosiery, a 15.2% increase in unit sales volumes for activewear and the impact of a higher-valued activewear product-mix, partially offset by a reduction in unit selling prices for activewear of approximately 4% compared to last year. The first quarter is seasonally the lowest quarter of the fiscal year for sales of activewear.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended December 31, 2006.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q1 2007	Q1 2006		Q1 2007 vs. Q1	Q1 2007 vs.
			2006	Q1 2006

44.2%	39.3%	All products	19.6%	2.9%

46.0%	41.7%	T-shirts	16.6%	2.7%

34.6%	33.9%	Sport shirts	4.2%	(9.9)%

36.0%	27.7%	Fleece	58.1%	8.7%

Gross margins in the first quarter of fiscal 2007 were 29.0%, versus 35.7% in the first quarter of 2006. The decrease in gross margins was largely attributable to the impact of lower margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company's sock manufacturing operations. Excluding the impact of sock sales, gross margins in the first quarter of fiscal 2007 were 33.1%. The decrease in gross margins for activewear compared to last year was due to lower selling prices and higher cotton costs compared to the low point in cotton prices in the first quarter of last year, partially offset by higher-valued product-mix and favourable manufacturing efficiencies.

Selling, general and administrative expenses in the first quarter were U.S. $26.1 million, or 14.1% of sales, compared to U.S. $18.1 million, or 15.0% of sales, in the first quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Kentucky Derby Hosiery, higher distribution costs, and a U.S. $1.1 million charge for the replacement of the aircraft leased by the Company, partially offset by the non-recurrence of a U.S. $0.6 million severance charge incurred in the first quarter of fiscal 2006. The increase of U.S. $1.3 million in depreciation and amortization expenses was due to the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby Hosiery acquisition.

Cash Flow

During the first quarter of fiscal 2007, the Company generated free cash flow of U.S $8.6 million. Cash flow from operating activities amounted to U.S. $39.5 million, including a U.S. $67.4 million reduction in accounts receivables due to the low seasonal level of sales in the first quarter and a reduction in days sales outstanding. The Company used U.S. $32.9 million in the first quarter for seasonal rebuilding of inventories, in line with its requirements to support its projected sales. U.S. $30.3 million was used for capital investments in the Company's major textile and sock manufacturing capacity expansion projects in Honduras and the Dominican Republic, as well as for its new U.S. retail distribution centre and the expansion of its sewing capacity. The Company ended the first quarter with cash and cash equivalents of U.S. $36.3 million, and continues to have significant unused financing capacity to be able to pursue further capacity expansion in excess of its current plans, as well as other potential growth opportunities.

Outlook

The Company has reiterated its full year diluted EPS guidance of approximately U.S. $2.55 on approximately U.S. $975 million of sales revenues. Before restructuring charges, adjusted diluted EPS for fiscal 2007 is projected to be approximately U.S. $2.61. The Company expects adjusted diluted EPS before restructuring charges for the second quarter to be approximately 20% higher than the second quarter of fiscal 2006.

The Company is continuing to obtain programs in the retail channel. In order to be able to support its opportunities for continuing sales growth, Gildan is accelerating the installation of equipment and the ramp-up of its two major capacity expansion projects in Honduras, and is increasing its planned capital expenditures in fiscal 2007 to approximately U.S. $145 million, compared to its previous projection of U.S. $110 million.

Disclosure of Outstanding Share Data

As of January 31, 2007, there were 60,142,840 common shares issued and outstanding along with 489,549 stock options and 503,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 36795751, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 34767557, until Wednesday, February 7, 2007 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies and estimates; and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company's future results.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share, and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 2 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily nonrecurring.

(in US$ millions, except per share amounts)
	Q1 2007	Q1 2006
Net earnings	15.6	16.2
Restructuring and other charges	1.4	-
Less: income tax effect thereon	-	-
Adjusted net earnings	17.0	16.2

Diluted EPS	0.26	0.27
Restructuring and other charges, net of tax	0.02	-
Adjusted diluted EPS	0.28	0.27

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)
	Q1 2007	Q1 2006
Cash flows from operating activities	39.5	32.1
Cash flows from investing activities	(30.9)	(12.5)
Free cash flow	8.6	19.6

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)

Sales	$185,829	$120,310
Cost of sales	131,951	77,415

Gross profit	53,878	42,895

Selling, general and administrative expenses	26,110	18,063

Restructuring and other charges (note 2)	1,391	-

Earnings before the undernoted items	26,377	24,832

Depreciation and amortization	8,774	7,430
Interest, net	971	566
Non-controlling interest in loss of consolidated joint venture	(64)	(108)

Earnings before income taxes	16,696	16,944

Income taxes	1,085	749

Net earnings	$15,611	$16,195

Basic EPS	$0.26	$0.27

Diluted EPS	$0.26	$0.27

Weighted average number of shares outstanding (in thousands)
Basic	60,139	59,970
Diluted	60,724	60,559

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$15,611	$16,195
Adjustments for:
Depreciation and amortization	8,774	7,430
Restructuring and other charges	1,124	-
Loss on disposal and writedown of property, plant and equipment	358	40
Stock-based compensation costs	468	277
Future income taxes	244	227
Non-controlling interest	(64)	(108)
Unrealized foreign exchange (gain) loss	(1,458)	255
	25,057	24,316
Changes in non-cash working capital balances:
Accounts receivable	67,417	56,829
Inventories	(32,861)	(43,983)
Prepaid expenses and deposits	(920)	1,129
Accounts payable and accrued liabilities	(18,444)	(6,277)
Income taxes payable	(776)	58
	39,473	32,072

Cash flows (used in) from financing activities:
Net (decrease) increase in long-term debt	(1,708)	92
Proceeds from the issuance of shares	369	860
	(1,339)	952

Cash flows used in investing activities:
Purchase of property, plant and equipment	(30,342)	(12,374)
Increase in other assets	(521)	(107)
	(30,863)	(12,481)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	51	(49)

Net increase in cash and cash equivalents
during the period	7,322	20,494

Cash and cash equivalents, beginning of period	29,007	69,802

Cash and cash equivalents, end of period	$36,329	$90,296

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 31, 2006	October 1, 2006	January 1, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$36,329	$29,007	$90,296
Accounts receivable	98,347	165,870	51,699
Inventories	233,514	200,653	178,844
Prepaid expenses and deposits	6,677	5,757	3,265
Future income taxes	4,457	5,298	11,162
	379,324	406,585	335,266

Property, plant and equipment	318,007	302,677	265,338
Intangible assets	9,352	9,513	-
Assets held for sale (note 1)	4,658	-	5,027
Other assets	4,506	4,501	4,014

Total assets	$715,847	$723,276	$609,645

Current liabilities:
Bank indebtedness	$3,500	$3,500	$3,980
Accounts payable and accrued liabilities	98,179	117,984	80,220
Income taxes payable	1,399	2,269	2,274
Current portion of long-term debt	21,518	21,820	19,853
	124,596	145,573	106,327

Long-term debt	10,635	12,041	27,386
Future income taxes	28,013	29,443	32,754
Non-controlling interest in consolidated joint venture	5,590	5,654	5,286

Shareholders' equity:
Share capital	86,953	86,584	85,037
Contributed surplus	2,833	2,365	1,873
Retained earnings	430,979	415,368	324,734
Accumulated other comprehensive income	26,248	26,248	26,248
	547,013	530,565	437,892

Total liabilities and shareholders' equity	$715,847	$723,276	$609,645

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to interim consolidated financial statements
(amounts in U.S. dollars)

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.     During the fourth quarter of fiscal 2006, the Company announced the closure of sock manufacturing facilities in Mount Airy, North Carolina and Hillsville, Virginia, a textile manufacturing facility in Valleyfield, Quebec and a distribution centre in Montreal, Quebec. As at December 31, 2006, assets held for sale of $4.7 million represent land, building and equipment at these locations. During the first quarter of fiscal 2007, the Company ceased recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. The Company expects these assets to be sold during the balance of fiscal 2007.

As at January 1, 2006, assets held for sale of $5.0 million were related to the closure of two Canadian yarn-spinning operations during fiscal 2005. These assets were sold during the third quarter of fiscal 2006.

2.     Restructuring and other charges of $1.4 million in the first quarter of fiscal 2007 are composed of $1.1 million of accelerated depreciation related to the change in the estimated economic lives of the Company's Canadian manufacturing assets and $0.3 million of additional severance costs and carrying costs relating to closed facilities following the restructuring of the operations announced in September 2006.

3.     Certain comparative figures have been reclassified in order to conform to the current period's presentation.